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September 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie, Katherine Bagley, Christie Wong and Terence O’Brien

Re:	Anzu Special Acquisition Corp I Amendment No. 4 to Registration Statement on Form S-4 Filed September 5, 2023 File No. 333-271920

To Whom It May Concern:

On behalf of our client, Anzu Special Acquisition Corp I (the “Registrant”), we submit this response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter, dated September 12, 2023, related to the Registrant’s Amendment No. 4 (“Amendment No. 4”) to its registration statement on Form S-4 (the “Registration Statement”), which was filed on September 5, 2023.

For your convenience, the Staff’s comments have been produced in bold and italics herein with the Registrant’s response immediately following each comment. The below responses are also reflected, to the extent applicable, in the Registrant’s Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which was filed on the date hereof. In addition, we are also delivering a copy of Amendment No. 5 to the Staff marked to show changes from Amendment No. 4 to Amendment No. 5. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to Amendment No. 4, the Registrant’s responses below refer to Amendment No. 5 and capitalized terms have the same meaning as contained in Amendment No. 5.

U.S. Securities and Exchange Commission

September 12, 2023

Page Two

Amendment No. 4 to Registration Statement on Form S-4 Filed September 5, 2023

The Anzu Board's Reasons for the Business Combination, page 167

1.	We note your revised disclosure in response to comment 2 and reissue the comment in part. Please revise your disclosure to clarify what is meant by the "value" of Cochlear Ltd. in your disclosure that "Envoy has been valued at less than 5% of Cochlear Ltd." Your disclosure should include a discussion of how you arrived at this value and the relevant value of Envoy, including any relevant revenues, earnings, multiples, market capitalizations, and underlying assumptions you considered to arrive at a value for Cochlear Ltd., and the discounted value for Envoy.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 169 of Amendment No. 5.

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U.S. Securities and Exchange Commission

September 12, 2023

Page Three

The Registrant respectfully believes that the information contained herein and the modifications reflected in Amendment No. 5 are responsive to the Staff’s comments. Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (202) 887-1554.

Very truly yours,

/s/ David P. Slotkin
Name: David P. Slotkin

cc:	Dr. Whitney Haring-Smith, Chairman and Chief Executive Officer, Anzu Special Acquisition Corp I
Daniel J. Hirsch, Chief Financial Officer, Corporate Secretary and Director, Anzu Special Acquisition Corp I
Justin R. Salon, Morrison & Foerster LLP
Andrew P. Campbell, Morrison & Foerster LLP